Exhibit 99.1

WAIVER AGREEMENT

This WAIVER AGREEMENT (this “Waiver Agreement”) is made and entered into as of March 18, 2026, by and between:

(1)	CONCORDE INTERNATIONAL GROUP LTD, a BVI business company incorporated under the laws of the British Virgin Islands (“CIGL”); and

(2)	YOOV GROUP HOLDING LIMITED, a BVI business company incorporated under the laws of the British Virgin Islands (the “Target”).

CIGL and the Target are each referred to herein as a “Party” and collectively as the “Parties”.

RECITALS:

WHEREAS, the Parties entered into an Agreement and Plan of Merger dated February 3, 2026 (the “Merger Agreement”), pursuant to which the Target will merge with a wholly-owned subsidiary of CIGL;

WHEREAS, pursuant to Section 7.1(i) of the Merger Agreement, the respective obligations of each Party to effect the Merger and the other Transactions contemplated under the Merger Agreement are subject to the condition precedent that CIGL shall have obtained approval from its shareholders at a duly convened shareholders’ meeting for the CIGL Shareholder Matters (the “Shareholder Approval Condition”);

WHEREAS, the Parties have mutually determined that it is in their respective best interests to waive the Shareholder Approval Condition and proceed with the Closing of the Transactions; and

WHEREAS, the Parties have agreed that CIGL shall convene an extraordinary general meeting of its shareholders promptly after the Closing to approve and/or ratify the Merger Agreement, the Transactions and the adoption of the CIGL A&R MAA.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 Capitalized terms used in this Waiver Agreement but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

1.2 References to Sections are to sections of this Waiver Agreement unless otherwise specified.

2. WAIVER OF CONDITION PRECEDENT

2.1 The Parties hereby mutually and unconditionally waive the Shareholder Approval Condition set forth in Section 7.1(i) of the Merger Agreement.

2.2 The Parties agree to proceed with the Closing of the Transactions in accordance with the terms of the Merger Agreement notwithstanding that the Shareholder Approval Condition has not been satisfied as of the date hereof.

2.3 This waiver is irrevocable and shall be effective upon execution of this Waiver Agreement by both Parties.

3. POST-CLOSING OBLIGATIONS

3.1 Notwithstanding the waiver of the Shareholder Approval Condition set forth in Section 2, CIGL covenants and agrees to call for an extraordinary general meeting of its shareholders (the “EGM”) within sixty (60) days after the Closing Date, or such other period as CIGL may determine.

3.2 The EGM shall be convened for the purpose of seeking shareholder approval and/or ratification of the following matters:

(a) the Merger Agreement and the Transactions contemplated thereunder (including the Merger);

(b) the adoption of the CIGL A&R MAA (and the CIGL Existing Share Reclassification contemplated thereby); and

(c) any other matters related to or in connection with the Transactions as may be required or advisable under applicable law or the organizational documents of CIGL.

3.3 CIGL shall use its commercially reasonable efforts to obtain the approval and/or ratification of the matters set forth in Section 3.2 at the EGM and shall keep the Target reasonably informed of the progress and outcome of such EGM.

4. EFFECT ON AGREEMENT

4.1 Except as expressly waived herein, all other terms, conditions, representations, warranties, covenants and agreements set forth in the Merger Agreement remain in full force and effect and are hereby ratified and confirmed by the Parties.

4.2 This Waiver Agreement shall form part of and be read together with the Merger Agreement. In the event of any conflict or inconsistency between the terms of this Waiver Agreement and the Merger Agreement, the terms of this Waiver Agreement shall prevail to the extent of such conflict or inconsistency.

5. MISCELLANEOUS

5.1 Governing Law. This Waiver Agreement shall be governed by and construed in accordance with the governing law provisions set forth in Section 10.7 of the Merger Agreement.

5.2 Notices. All notices and communications relating to this Waiver Agreement shall be given in accordance with Section 10.1 (Notices) of the Merger Agreement.

5.3 Counterparts. This Waiver Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of this Waiver Agreement by electronic transmission (including by email in PDF format) shall be as effective as delivery of a manually executed original counterpart.

5.4 Binding Effect. This Waiver Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns in accordance with Section 10.11 (Assignment) of the Merger Agreement.

5.5 Entire Agreement. This Waiver Agreement, together with the Merger Agreement and the other Transaction Documents, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties relating to such subject matter.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Waiver Agreement as of the date first written above.

CONCORDE INTERNATIONAL GROUP LTD

By:	/s/ Chua Swee Kheng
Name:	Chua Swee Kheng
Title:	Chief Executive Officer

YOOV GROUP HOLDING LIMITED

By:	/s/ Wong Ling Yan Philip
Name:	Wong Ling Yan Philip
Title:	CEO

SIGNATURE PAGE TO WAIVER AGREEMENT

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